Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This advertisement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any public offering of the securities listed below to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about such securities and Sands China Ltd. (including its management and financial statements).

NOTICE OF LISTING ON THE STOCK EXCHANGE OF HONG KONG LIMITED

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 40246, 40247)

US$796,938,000 3.800% Senior Notes due 2026
(Note Stock Code: 40584)
US$697,375,000 4.375% Senior Notes due 2030
(Note Stock Code: 40585)

which have been registered under the U.S. Securities Act of 1933
(collectively, the “New Notes”)

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of, and permission to deal in, the New Notes, which have been registered under the United States Securities Act of 1933, by way of debt issues to professional investors (as defined in Chapter 37 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong)) only as described in the prospectus dated December 23, 2020 and the supplemental listing document dated February 4, 2021. The listing of and permission to deal in the New Notes are expected to become effective on or about February 5, 2021.

By order of the Board
Sands China Ltd.
Dylan James Williams
Company Secretary

Macao, February 4, 2021

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman

Independent Non-Executive Directors:
Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.
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